

December 13, 2024

Hua Chen
Chief Executive Officer
Polibeli Group Ltd
Polibeli, Lt 49th Sahid Sudirman Centre
Jl. Jenderal Sudirman No. Kav. 13-15 Lt 49
RT.10/RW.11, Karet Tengsin, Kecamatan Tanah Abang
Kota Jakarta Pusat, Daerah Khusus Ibukota Jakarta
Republic of Indonesia

Yixuan Yuan
Chief Executive Officer
Chenghe Acquisition II Co.
38 Beach Road #29-11
South Beach Tower
Singapore

> **Re: Polibeli Group Ltd**
> **Chenghe Acquisition II Co.**
> **Amendment No. 1 to Draft Registration Statement on Form F-4**
> **Submitted November 13, 2024**
> **CIK No. 0002035697**

Dear Hua Chen and Yixuan Yuan:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 25, 2024 letter.

Draft Registration Statement on Form F-4 submitted November 13, 2024

Potential Sources of Dilution, page 11

1. Please tell us how you determined the reasonably likely range of redemption outcomes and your consideration of disclosing an additional potential outcome in your range of potential redemptions. Refer to Item 1604(c) of Regulation S-K.

2. We noted your revised disclosure in response to prior comment 43. Please revise to show, in this table on a line-by-line basis at each redemption scenario:

   • the net tangible book value as of the most recent balance sheet date that you are using as the starting point for your calculation of adjusted net tangible book value;

   • each adjustment to such figure that you are making to arrive at adjusted net tangible book value;

   • each adjustment to the number of shares used as the denominator when calculating adjusted net tangible book value per share. Each redemption level should only show a single adjusted net tangible book value per share, calculated as if the selected redemption level has occurred and to give effect to material probable or consummated transactions and other material effects of the deSPAC transaction, while excluding the de-SPAC transaction itself.

3. Please tell us and disclose why it is appropriate to present the issuances of shares for the private warrants as sources of dilution in your calculation of net tangible book value per share. Additionally, please enhance your disclosure outside the table to describe each material potential source of future dilution that does not rise to the level of a "material probable or consummated transaction" and thus is not included in the dilution table. Refer of Item 1604(c) of Regulation S-K.

An active trading market for Company Ordinary Shares may not develop..., page 54

4. We note your response and revised risk factor in response to comment 13. However, we could not find where you revised your related disclosures throughout the prospectus to discuss the specific challenges associated with your continued listing, including the fact that the Company has a sole shareholder and a significant number of shares subject to a lock-up arrangement making it less likely that the combined company will satisfy listing standards. Please revise or advise accordingly.

Pro Forma Capitalization, page 73

5. We note your response to comment 15. Revise to include your response in the prospectus or if you believe you have included it, please direct us to the disclosure. Specifically, revise to state that the pre-money enterprise value was arrived at through a "comprehensive analysis of projected revenues and relevant market benchmarks, based on the Enterprise Value-to-Revenue (EV/Revenue) multiple by referencing to the EV/Revenue multiple of public comparable, including PDD Holdings and Shopify Inc., as well as the estimated revenues of the Company in the upcoming years." Revise to disclose the underlying analysis in support of this valuation. If the financial

information included under "Certain Prospective Operational and Financial Information" was relied upon in this analysis, explain how it translates into the disclosed pre-money enterprise value.

<u>SPAC Board's Reasons for the Approval of the Business Combination and Recommendations, page 79</u>

6.　We note your response to comment 23. You state that you have provided revisions on pages xii, 81, 99 and 211, however, it appears that you provided the revision solely on page 81. Please revise your disclosure to provided the revisions on the pages in accordance with your response. In addition, in your future written responses please ensure that the page numbers referred to in your written response correspond to the pages where the revisions have been made in your filing.

<u>Opinion of EntrepreneurShares LLC, page 80</u>

7.　We note your revised disclosure in response to comment 26. Please augment your disclosure to explain why the implied valuation of $4.0 billion to $5.6 billion was discounted using a period factor of 2.40 and discount rate of 20%. Also define the term WACC.

<u>Polibeli Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 190</u>

8.　We note you discuss an increase in other revenue for the six months ended June 30, 2024 compared to June 30, 2023 when it appears the revenue has decreased. In addition, your discussion of year over year changes in other revenue on page 192 does not agree with amounts stated in the table of revenues at the top of page 192. Please clarify or revise.

<u>Balance Sheet, page F-3</u>

9.　We have reviewed your response to comment 37 noting you have revised your disclosure. It appears the disclosure of 1,000,000 issued and outstanding ordinary shares in your balance sheet is inconsistent with your disclosure of 500,000,000 issued and outstanding ordinary shares in the statements of changes in shareholders' deficit. Please clarify or revise.

<u>(y) Segment reporting, page F-18</u>

10.　We have reviewed your response to comment 40 noting you have concluded that the entity-wide products-related disclosures under ASC 250-10-50-40 are not necessary since the products provided are essentially similar. Please tell us how you considered the economic characteristics of each of the products you offer when determining if they are similar as it appears from your disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations that certain products such as electronic products, household appliances and toys may have different gross margins.

Signatures, page II-5

11.   We note your response to comment 41 but we cannot locate your revisions to page II-5. Please revise to ensure that your principal accounting officer or controller also signs the registration statement, consistent with Form F-4.

        Please contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services